SECURITIES AND EXCHANGE COMMISSION

Release No. IC-32342

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

October 28, 2016

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of October 2016. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on November 22, 2016, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Address: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

For Further Information Contact: Jessica Shin, Attorney-Adviser, at (202) 551-5921 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Arden Investment Series Trust [File No. 811-22701]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 31, 2016 and September 20, 2016, applicant made liquidating distributions to its shareholders, based on net asset value. Applicant's custodian is holding remaining assets of approximately $816,214 in cash and $105,662 in tax reclaims receivables to cover current and anticipated liabilities and expenses in connection with applicant's liquidation and dissolution as well as to cover any unexpected liabilities. Expenses of approximately $611,038 incurred in connection with the liquidation were paid by the applicant and the applicant's investment advisers.

Filing Dates: The application was filed on April 20, 2016, and amended on September 21, 2016 and October 26, 2016.

Applicant's Address: 375 Park Avenue, 32nd Floor, New York, New York 10152.

Roge Partners Fund [File No. 811-21571]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The series of applicant has transferred its assets to a corresponding series of Northern Lights Fund Trust III, and, on April 24, 2014, made a final distribution to its shareholders based on net asset value. Expenses of approximately $9,084 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on September 23, 2016 and amended on October 20, 2016.

Applicant's Address: 630 Johnson Avenue, Suite 103, Bohemia, New York 11716.

Dreyfus New York AMT-Free Municipal Money Market Fund [File No. 811-05160]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 28, 2015, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of approximately $2,016 incurred in connection with the liquidation were paid by the applicant's investment adviser.

<u>Filing Dates</u>: The application was filed on August 5, 2016, and amended on September 8, 2016 and October 7, 2016.

<u>Applicant's Address</u>: 200 Park Avenue, New York, New York 10166.

Little Harbor MultiStrategy Composite Fund [File No. 811-22891]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On July 11, 2016 and August 26, 2016, applicant made a liquidating distribution to its shareholders, based on net asset value. Applicant is retaining remaining assets of approximately $9,708 in cash to cover current and anticipated liabilities and expenses in connection with applicant's liquidation. Expenses of approximately $69,863 incurred in connection with the liquidation were paid by the applicant.

<u>Filing Date</u>: The application was filed on October 7, 2016.

<u>Applicant's Address</u>: c/o Little Harbor Advisors, LLC, 30 Doaks Lane, Marblehead, Massachusetts 01945.

Dreyfus Worldwide Dollar Money Market Fund, Inc. [File No. 811-05717]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Dreyfus Liquid Assets, Inc. and, on September 18, 2016, made a final distribution to its shareholders based on net asset value. Expenses of $131,250 incurred in connection with the reorganization were paid by the applicant's investment adviser.

<u>Filing Dates</u>: The application was filed on August 30, 2016, and amended on October 13, 2016.

Applicant's Address: c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166.

Dreyfus One Hundred Percent US Treasury Money Market Fund
[File No. 811-04430]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to General Treasury Securities Money Market Fund (formerly, General Treasury Prime Money Market Fund), a series of General Government Securities Money Market Funds Inc. and, on December 4, 2015, made a final distribution to its shareholders based on net asset value. Expenses of approximately $199,495 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Date: The application was filed on October 17, 2016.

Applicant's Address: c/o The Dreyfus Corporation, 200 Park Avenue, New York, New York 10166.

Western Asset Inflation Management Fund Inc. [File No. 811-21533]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 30, 2014, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $137,100 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on October 20, 2016.

Applicant's Address: 620 Eighth Avenue, 49th Floor, New York, New York 10018.

Western Asset 2008 Worldwide Dollar Government Term Trust Inc.
[File No. 811-07740]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On November 30, 2008, applicant made a liquidating distribution to its shareholders, based on net asset value. Expenses of $20,000 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on October 20, 2016.

Applicant's Address: 55 Water Street, New York, New York 10041.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary